Exhibit 99.2 INVESTOR PRESENTATION January 2023 1

Disclaimer Forward-Looking Statements This presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, and include terms such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. In particular, statements in this presentation regarding the size of our potential market, and the likelihood that our products will be accepting to our target customers, our beliefs regarding the efficiency of our business model, our continued ability to scale, our ability to leverage our scaled infrastructure into product offerings, and our path to profitability and positive operating cash flow. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond our control), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while we consider reasonable, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: potential negative impacts on our financial results as a result of changes in travel, hospitality, and real estate markets, including the possibility that travel demand and pricing do not recover to the extent anticipated, particularly in the current geopolitical and macroeconomic environment; the potential inability to meet our obligations under our commercial arrangements and debt instruments; delays in or cancellations of our efforts to develop, redevelop, convert or renovate the properties that we own or lease; challenges to the legal rights to use certain of our leased hotels; risks associated with operating a significant portion of our business outside of the United States; risks associated with our ESG and sustainability initiatives and activities, including efforts to reduce single-plastic use consumption and efforts to measure GHG emissions and reduce carbon footprint, and our ability to achieve any specific outcome and/or within a certain timeframe; failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards relative to ESG concerns; risks that information technology system failures, delays in the operation of our information technology systems, or system enhancement failures could reduce our revenues; changes in applicable laws or regulations, including legal, tax or regulatory developments, and the impact of any litigation or other legal or regulatory proceedings; the possibility that we may be adversely affected by other economic, business and/or competitive factors, including risks related to the impact of the ongoing COVID-19 pandemic, including future variants and further governmental and other restrictions (including travel restrictions) resulting therefrom; and other risks and uncertainties described under the heading “Risk Factors” contained in the Registration Statement on Form F-1 that we filed on November 30, 2022 and any subsequent amendments thereto. In addition, there may be additional risks that Selina does not presently know, or that Selina currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, we do not undertake any duty to update these forward-looking statements. This presentation includes EBITDA and Adjusted EBITDA, which are not prepared in accordance with the international financing reporting standards issued by the International Accounting Standards Board (“IFRS”). We believe that these non-IFRS financial measures provide useful information to investors about our business and financial performance, including the cash available for future investment activities, enhance their overall understanding of our past performance and future prospects, and allow for greater transparency with respect to metrics used by our management in its financial and operational decision making. We are presenting these non-IFRS financial measures to assist investors in seeing our business and financial performance through the eyes of management, and because management believes that these non-IFRS financial measures provide an additional tool for investors to use in comparing results of operations of our business over multiple periods with other companies in our industry. There are limitations related to the use of these non-IFRS financial measures and other companies may calculate non-IFRS financial measures differently or may use other measures to calculate their financial performance, and therefore, our non-IFRS financial measures may not be directly comparable to similarly titled measures of other companies. Thus, these non-IFRS financial measures should be considered in addition to, and not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to any measures derived in accordance with IFRS. Our investors and others are encouraged not to rely on any single financial measure, including EBITDA and Adjusted EBITDA. EBITDA is defined as IFRS net profit (loss) excluding impact of income taxes, net interest expense (finance income and costs), and depreciation and amortization. Adjusted EBITDA is defined as EBITDA, excluding (i) non-operating income (expense), such as gain on net monetary position, share of profit/(loss) in associates, other non-operating income / (expense), and income from COVID-related concessions, (ii) impairment losses, (iii) non-cash stock-based compensation expense, (iv) non-recurring public company readiness costs, and (v) provision for tax risks that are non- income tax related. By applying IFRS 16, the impact of leases to our profit or loss statements is reflected as “depreciation expense on right-of-use assets” and “interest expense on lease liabilities” included within Finance Costs; the lease accounting does not impact EBITDA. Our investors and others are also encouraged to review the related IFRS financial measures and the reconciliation of EBITDA and Adjusted EBITDA to their most directly comparable IFRS financial measures. 2

A DAY IN SELINA – FOR THE DIGITAL NOMADS 07:00-07:45 08:00-08:30 09:00-15:30 Start the day with a high-impact Fuel up with a locally inspired Head to the coworking space training session or yoga class breakfast for some focused work time 18:00 20:00-22:00 22:30-00:30 Sip, savor, and socialize with Explore the culinary scene with a Cozy up for an outdoor cinema a welcome drink or pre- market tour and return for a dinner experience under the stars dinner cocktail crafted by a local chef

A DAY IN SELINA - FOR THE MORE ADVENTUROUS 07:00-08:30 13:00-16:00 16:00-19:00 Rise and ride the waves with a pre-surf Cook up a storm in the common kitchen, Explore the hidden gems and connect with snack from Selina's curated grab & go, mastering local flavors with a cooking locals on an afternoon city tour led by locals and a morning surf class workshop FOR THE MORE ADVENTUROUS 20:00-21:00 22:00 23:00 Fuel up and feast at Selina's Make connections over Music Concert with local or international restaurants with guests and activities and games at artists - gather, listen to music or dance with locals Selina's social spots other guests

Introduction

Investment Highlights Leading Position in an Attractive Industry Strong Track Record of Growth Valuable Brand Equity with a Competitively Advantaged Business Model Led by an Experienced Management and Board with ESG in the Company’s DNA Focused on Path to Profitability and Cash Flow Generation 6

Significant Market Opportunity Created by a Growing Demand for Alternative Accommodation

We believe there is a significant opportunity to convert existing, poorly appointed room supply to bespoke experience-driven destinations developed specifically with the Millennial and Gen Z traveler in mind

Millennials & Gen Z travelers are looking for hospitality products that deliver experiences, coworking spaces, and ability to connect…

…but current supply from hotel brands is not properly catering for this generation



Global Demand
$802bn[1]
Global Supply
16.9mm rooms[3]
Neglected demand
Supply White Space
= ~6.5mm rooms ripe for conversion

Only 2 of the 159 brands owned by large, global hotel companies are developed for millennial and Gen Z travelers[5]

43% Travel Spend From Millennials and Gen Z[2] − <3% Rooms Designed for Millennials and Gen Z[4] = = 40% Potential Underutilized Supply

1. Global Hotel and Other Travel Accommodation Market Size per "Hotel and Other Travel Accommodation Global Market Report 2021: COVID-19 Impact and Recovery to 2030" report by The Business Research Company as of January 2021.
2. Calculated as $350bn Millennial and Gen Z travel spend divided by Global Demand spend on travel of $802bn.
3. STR Global Reports as of 2020.
4. Selina estimate, which includes ~475K of boutique and soft brand hotel rooms per as of 2020.
5. Source: STR Global Reports as of 2020. Includes Moxy Hotels and Jo&Joe. Based on total hotel brands of Marriott International, Wyndham Hotels & Resorts, Choice Hotels International, Hyatt, Accor Hotels, IHG Hotels & Resorts, and Hilton.

Selina 7

Selina is the Only Brand Able to Deliver a Differentiated Product at Scale On our way here Global platform with a highly Lifestyle Brands differentiated, locally authentic product, and operational excellence at scale Large Hotel Brand Owners Revolutionizing the travel industry with authentic, locally-immersive experiences on a global scale, Selina is on a mission to take on traditional hoteliers while preserving its spirit. Operational Excellence at Scale 8 Uniqueness of Experience

We Have Delivered a Strong Track Record of Unit Growth and Geographic Expansion Map of Selina Locations Around the Globe ~29,600 1,2 TODAY BEDSPACES 118 1 LOCATIONS *Does not include any locations secured for future openings 6 1 1 ~12,000 7 7 1 15 BEDSPACES 3 2 1 12 7 54 1 LOCATIONS 2 8 ~2,400 5 BEDSPACES 11 9 ~250 7 16 1 BEDSPACES LOCATIONS 4 2019 1 2 2 4 LOCATIONS 2017 Number of opened hotels in each country 2015 1. As of December 31, 2022. 2. “Bedspaces” is a metric used by Selina to measure the sleeping capacity of a property. Every 5.5 m2 of accommodation (sleeping room) area in a property, equals one bedspace. This measure is used, instead of physical 9 beds, to give a static measure of property capacity, by avoiding misleading fluctuations that would arise from changing room mixes in any given property.

Unforgettable Experiences & Content Keep Customers Coming Back for More Guests Seek Out Our Destinations, Which Is Driving Growth in Our Direct Sales Channels Web and App % of Room Revenue 30% ~2.3m ~32% 63% 25% Estimated unique Of Guests Say They Of Guests in 2022 15% guests and locals 2 1 Made a Friend 11% Are Return Bookers visit to Selina in ‘22 2019 2020 2021 2022 Web and App share of room revenue has grown over 2.7x since 2019 3 Net Promoter Score Benchmarking as we continue to make improvements to our booking experience 54 Book a room Book Experiences Connect Work 37 35 34 31 29 29 22 Selina’s NPS is ~74% higher than the median of global hotel companies (31 NPS); while the Selina brand is significantly younger 1. Defined as customers who had been into a Selina before and have checked-in a Selina in 2022. 2. Data for FY 2022 and collected from Selina guest surveys. 10 3. Source: Company data and Comparably.com. NPS for September 2022.

Board of Directors ERIC FOSS EILEEN MOORE JOHNSON Chair of the Board Chair of Human Capital Independent Director Management & Compensation Committee Independent Director CATHERINE DUNLEAVY DANIEL RUDASEVKI Chair of Audit Committee Co-Founder & Independent Director Chief Growth Officer RICHARD STODDART RAFAEL MUSERI Chair of Nominating & Co-Founder & CEO Corporate Governance Committee Independent Director ADI SOFFER TEENI Independent Director 11

Co-Founders Leadership Team DANIEL RUDASEVKI RAFAEL MUSERI Co-Founder & Co-Founder & CEO Chief Growth Officer EYAL AMZALLAG BARBARA ZUBIRIA Chief Operations Officer Chief Financial Officer LENA KATZ JONATHON GRECH Chief Technology Officer Chief Legal Officer CECILE UMANA ELAD NIR Chief People Officer Chief Marketing Officer STEVEN OHAYON SAM KHAZARY EVP, Head of EVP, Head of Corp. Dev. ⬥COLE ⬥ Strategy & Investor REAL ESATE INVESTMENS Relations 12

ESG at Selina ESG is at the core of Selina’s mission, vision and values. Selina is working to always improve its performance towards sustainable activities and operations on local and global levels ENVIRONMENTAL 100% 0 20 of Selina buildings single-use plastics in Selina locations currently currently are upcycled; all Selina locations by measure greenhouse gas the Company converts 2025 as part of the emissions (scope 1,2&3) to existing buildings into Company’s waste support ongoing efforts to new Selina locations, management reduction reduce carbon footprint. adapting it to the Brand strategy Working to implement and reducing negative measurement at 100% of impact on the our locations environment Social Governance Safeguards to ensure ethical behavior including a Whistle-blowing Hotline, Organized 1,092 impact activities benefitting over 46,000 people in local Anti-Corruption Program, Anti Harassment and Data Protection policies, communities and donated more than 31,000 employee working hours for accompanied with online training on different policies on Selina’s trainings impact in 2022 platform: LeDo 50% of connectors and 43% of management are female, with goal to include Selina’s Board of Directors is comprised of 5 independent directors and 2 other under-represented groups in Selina’s Diversity, Equity and Inclusion executive directors; 43% women and 57% men efforts The Board of Directors and its committees, Audit, Human Capital (1) (1,2) Management & Compensation and Nominating & Corporate committees are 54 NPS score , 52 eNPS score ; 63% of our guests made a friend when (3) committed to helping Selina operate with high ethical standards and visiting a Selina governance 1. Source: Company data and Comparably.com as of September 2022. 2. Unit level. eNPS refers to employee Net Promoter Score. 13 3. Data for FY 2022 and collected from Selina guest surveys.

Our Top 3 Strategic Imperatives Obsessed With Delivering Prioritizing Initiatives Hyper Focused on Unit the Best Experience For that Drive Positive Economics and Path to Millions of Guests Around Cash Flow Profitability the World • Increase community size and • Renegotiating and restructuring • Drive occupancy to target levels drive engagement and loyalty of leases and liabilities to • Grow in existing high performing preserve cash outflows • Develop relevant programming, countries/markets and exit events, brand activations for • Continue reducing corporate underperforming properties guests and local communities overhead costs • Optimize unit level labor costs • Retain and develop our people - • Disciplined opening of new • Focus on high ROI capital they are our biggest brand locations expenditures only ambassadors 1 Operating Cash Flow positive Occupancy 55%+ Maintain Net Promoter Score 2023 above 50 2 Reduce financing cash burden Adjusted EBITDA positive Targets through rent negotiations and debt restructurings 1. Net Cash used in Operating Activities in the IFRS Consolidated Statement of Cash Flows. 2. Adjusted EBITDA is a Non-IFRS metric defined as EBITDA, excluding (i) non-operating income (expense), such as gain on net monetary position, share of profit/(loss) in associates, other non-operating income / (expense), and income from 14 COVID-related concessions, (ii) impairment losses, (iii) non-cash stock-based compensation expense, (iv) non-recurring public company readiness costs, and (v) provision for tax risks that are non-income tax related. See slide 34 for reconciliation.

Business Model

Selina Built an Efficient Business Model… Source Convert Activate and Operate Local experience boards create Identify underperforming hotels through Plug converted destination into Selina’s hyper-local concepts proprietary technology hospitality technology platform By direct sourcing of new properties, Partner with local F&B providers to attract locals 2 to 5 months to convert on Selina is substantially reducing its and experience seeking travelers - activate average transaction costs programming and content strategy 80%+ of deals executed off-market and Significant increase in revenues vs previous Increase density of beds per location 1 without brokers location 20%+ discount to market 40% of revenue generated from non-room Add new revenue generating products 2 3 lease prices products (e.g., co-work, experiences, and F&B) such as co-working, F&B and experiences 1. Based on 169 deals since 2014. 80% includes deals sourced by Selina employees. 2. Market lease rates based on internal analysis done prior to Selina closing transactions on the last 27 deals from mid-2019 to April 23, 2021. 16 3. As of 9M 2022. Calculated as F&B and Experience revenue divided by total revenue.

…With Real Estate Growth Financed by Capital Partners • Selina seeks local capital partners, (each, a “Local Partner”) to fund its growth through property acquisitions, leases and conversions • The Local Partner in each region will acquire and control a large real estate portfolio, through freehold or leasehold interests • The portfolio of real estate is operated by Selina under a lease agreement with the Local Partner 1▪ Selina and Local Partner enter into a Development 1 Carried interest to Selina Agreement 2 6 ▪ Selina sources, underwrites, closes and converts portfolio of Selina hotels Selina Local Partner 3 ▪ Partner creates portfolio of Real Estate assets by 1 funding acquisition or leasing of properties and Development 3 conversion to Selina standards 2 Agreement Ownership of Source and convert 4 ▪ Portfolio is leased to Selina OpCo real estate portfolio properties ▪ Selina OpCo pays rent to Local Partner, equal to: 5 Portfolio of Selina Hotels ▪ Base rent, plus 4 Lease agreements ▪ Share of net operating profits Fixed lease payments plus share of OpCo profits 6 ▪ After achieving an agreed upon IRR on its total Selina OpCos investment, Local Partner shares part of its net 1 profit with Selina (“carried interest”) >$300mm of allocated capital from strong real estate partners that allow us to fund our growth without deploying cash 1. Selina does not have carried interest on all deals. 17

We Have Proven Our Ability to Improve Existing Supply through a Value-Add Conversion Process We convert old, tired hotels into exciting, contemporary locations that generate a significant increase in revenue compared to prior hotel operators Urban Remote BEFORE AFTER BEFORE AFTER Revenue Uplift Revenue Uplift 1 1 2.9x 5.9x Lisbon, Portugal Puerto Viejo, Costa Rica BEFORE AFTER BEFORE AFTER Revenue Uplift Revenue Uplift 1 1 3.6x 7.4x Red Frog, Panama Rio de Janeiro, Brazil 1.Based on 2019 Selina Unit-Level Revenue divided by pre-Selina Unit-Level Revenue. 18

The Selina Product: Authentic Experiences at a Democratized Price Powered by Local Content Community Selina Tel Aviv Beach, Israel Selina Camden, United Kingdom Shared Spaces Alternative Accommodations / Experiences Boutique Hotels / Hostels Co-working Selina Lisbon, Portugal Selina New York, USA Food & Beverage The final product delivers a full serviced holistic Traditional Lodging hospitality experience powered by local content Accommodation and programing 19

How We Will Evolve Into a Community Ecosystem Building community of travelers More Frequent and locals through unique and Community Interactions Global immersive experiences Community of members Elevating the guest experience Larger Share Experiential of Wallet with constantly evolving content Constant content, programming, events, and offerings retreats, festivals, and more Creating a sense of place with Physical locally-inspired hospitality in Global hotel network with sought-after destinations accommodation, coworking, and F&B 20 Complete In Process Future

Financial Highlights

We’ve Consistently Increased our Revenue… 1 • Revenue growth continues to be driven primarily by strong increase in same store performance for 9M ’22 1 • On a same store basis , 9M ‘22 revenue increased 75% to $99.8 million for the properties operated in both periods Total Revenue 150 133.2 $ 125 +116% 100 $92.7 +164% 75 $ 61.7 50 $35.2 25 0 FY 2020 FY 2021 9M 2021 9M 2022 Unaudited Unaudited 1. Same store results refers to the performance of properties open on or before December 31, 2020. 22 ($m)

… With Healthy Top Line Metrics

**All figures are unaudited*

Proven track record of growth despite COVID impacted years

Strong recovery post 2020 with a firm growth in occupancy rate and average revenue per Bedspace

Occupancy Rate



50%
40%
30%
20%
10%
0%
+68%
+52%
19.6%
32.9%
30.8%
46.9%
FY 2020
FY 2021
9M 2021
9M 2022

Daily Total Revenue Per Occupied Bedspace (TRevPOBs)[2]



$50
$40
$30
$20
$10
$0
+18%
+2%
$29.69
$35.13
$37.49
$38.38
FY 2020
FY 2021
9M 2021
9M 2022

Total Annualized Revenue Per Bedspace[3]



$8,000
$6,000
$4,000
$2,000
$0
+99%
+56%
$2,118
$4,219
$4,199
$6,555
FY 2020
FY 2021
9M 2021
9M 2022

Selina

1. Defined as total revenue, excluding Remote Year revenue, for any given property, divided by the number of beds sold in that same period.
2. Defined as total revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the number of bedspaces sold in that same period. The number of bedspaces sold is determined by multiplying the occupancy rate for any given period by the average of the total number of open bedspaces at the beginning and end of that period
3. Defined as total annualized revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the average of total number of open bedspaces at the beginning and end of that period.

23

Our Occupancy Rate is Growing Quickly… Occupancy on a steady QoQ trajectory with strong exit rates and primed to continue improving Occupancy Rate Q3 Occupancy Exceeded 50% 50% Pre-Covid Occupancy Average of c. 40% 46% 45% 43% COVID19 Crisis 40% 40% 39% 38% 38% 35% 30% 27% 20% 15% 7% Q1 '19 Q2' 19 Q3 '19 Q4 '19 Q1 '20 Q2' 20 Q3 '20 Q4 '20 Q1 '21 Q2' 21 Q3 '21 Q4 '21 Q1 '22 Q2' 22 Q3 '22 24

… With our Adjusted EBITDA Improving Y-o-Y

Adjusted EBITDA[1]


0
(10)
(20)
(30)
(40)
(50)
($m)
($43.7)
($25.8)
($11.4)
($6.0)
FY 2020
FY 2021
9M 2021
Unaudited
9M 2022
Unaudited

- **Adjusted EBITDA improvements continue to materialize as Selina continues to drive top line and control costs at the unit and corporate levels**

Net Loss

(Includes impact of mark to market finance costs of a convertible loan instrument which converted to equity at time of Selina's public offering)


0
(50)
(100)
(150)
(200)
($m)
($139.3)
($185.7)
($159.1)
($146.5)
FY 2020
FY 2021
9M 2021
Unaudited
9M 2022
Unaudited

Selina

1. Adjusted EBITDA, which is a non-IFRS measure is defined as EBITDA, excluding (i) non-operating income (expense), such as gain on net monetary position, share of profit/(loss) in associates, other non-operating income / (expense), and income from COVID-related concessions, (ii) impairment losses, (iii) non-cash stock-based compensation expense, (iv) non-recurring public company readiness costs, and (v) provision for tax risks that are non-income tax related. See slide 34 for reconciliation of EBITDA and Adjusted EBITDA to their most directly comparable IFRS financial measurse.

25

Strategy to Achieve Positive Adjusted EBITDA & Operating Cash Flow Selina is focused on achieving sustained positive adjusted EBITDA and operating cash flow, with several initiatives already in progress Key Initiatives C A Drive Unit Level Performance Disciplined Growth Mindset B D Reduced Corporate Overhead ROI Driven CAPEX 26

A Drive Unit Level Performance 2023 Targets • Cluster GMs across locations and generally reduce headcount Optimizing across Selina Target 26% unit level labor costs as Unit Level a % of revenue • Set location headcounts as per lowest occupancy months, bringing Labor ad-hoc labor as necessary F&B • Restructured F&B business management to operate as a partnership Above 15% F&B GOP Margin structure where venue managers share in profits and losses Efficiency • Created 10 independent commercial hubs that are able to sell Revamped occupancy during off seasons and mid-week 55% + occupancy & maintain 30% Commercial of revenue from web and app • Invest in customer acquisition costs only for first time buyers, leverage Strategy world-of-mouth marketing with customers as brand ambassadors Review Under- • Identify locations with highest rent % of revenue and renegotiate rent Renegotiate rent or close terms or look to exit leases Profitable underperforming locations in 2023 Locations 27

*All figures are 1 unaudited B Reducing Corporate Overhead Corporate Overhead Expense Bridge Corporate Overhead Expenses ($ in millions) (% of Revenue) Selina will reduce its corporate overhead costs by approximately $6.3m, representing over 15% cut vs 9M 2022 annualized: streamlining of overhead functions and reduction in overhead payroll, reduced office costs, review of software licenses, move of global HQ from London to Madrid, support for remote work, reduction in consultancy and legal fees through redundancy assessments… 92.8% $38.0 $7.0 $37.3 ($6.3) Incremental Public Company 2 Costs 32.2% 21.0% 15.0% < FY 2020 FY 2021 FY 2022 2023 TARGET 9M 2022 2023E + 9M 2022 Annualized FORECAST Public Company Costs Annualized Reduction (not including public company costs) 1. Corporate Overhead includes payroll and other related costs of global and regional supporting functions such as HR, Finance, Legal, Strategy, Growth, Marketing and Commercial, and Tech. As well as costs of corporate offices, global insurance, and other non-unit level general and administrative costs. 28 2. Public company costs include D&O insurance, internal controls, director costs, internal control and audit, accounting consulting costs, annual shareholder meeting, transfer agent, NASDAQ listing fees, investor relations, preparation of SEC reports and other legal costs.

C Disciplined Growth Mindset

Current Selina Portfolio Across The Globe

118 LOCATIONS[1]



~29.6k BEDSPACES[1]

Clear Pipeline For 2023

Pipeline for 2023[2]

Committed[3]

New Locations

25 Locations
~6.2k Bedspaces

10 Locations
~1.8k Bedspaces

We expect to open 30% to 40% less locations in 2023 than in 2022

100% of committed growth coming from existing markets

Expansions

37 Expansions
~3.9k Bedspaces

22 Expansions
~2.5k Bedspaces

~60% of committed growth coming from expanding existing locations

Key Growth Principles

Geographical Focus

- Prioritize expanding existing locations under same fixed costs
- No entry into new territories in 2023

Underwriting Discipline

- Growth based on strategic roadmap vs opportunistic
- Only open properties expected to generate positive cash flows in year 1

Asset-lighter Deal Terms

- Negotiate better early termination terms and higher grace periods
- Shift to variable rent for some new locations

1. As of December 31, 2022.
2. Properties signed by landlords and under due diligence with a chance to exit. Pipeline number includes committed properties.
3. Properties signed by both parties and under development.

Selina

29

D Focus on ROI Driven Capital Expenditures Selina relies predominantly on alternative funding sources (local partners, landlords, bank loans) to finance its physical CAPEX and invests only a minimal amount of out-of-pocket CAPEX per year Budgeted CAPEX Distribution for 2023 1. Physical Property • Investments at property level, either Improvements & improving existing assets or adding Expansions additional bedspaces drive incremental EBITDA New Properties • Minimal CAPEX contribution to new 15% deals and security deposits 60% 2. Technology 15% • Investing in our technology to help us Commercial increase revenues and achieve efficiency through optimization 10% • Focus on shorter duration projects to Infrastructure help drive faster revenue growth 1. Includes only Selina out of pocket CAPEX, and not CAPEX funded by real estate partners. 30

2023 Goals Selina is completely focused on achieving positive adjusted EBITDA and Operating Cash Flow in 2023 2021 9M 2022 2023E Revenue YoY Growth 164% 116% 30% to 40% Rate Adjusted ($26M) ($6M) Positive (1) EBITDA Operating ($31M) ($11M) Positive (2) Cash Flow Unaudited 1. Adjusted EBITDA, which is a non-IFRS measure is defined as EBITDA, excluding (i) non-operating income (expense), such as gain on net monetary position, share of profit/(loss) in associates, other non-operating income / (expense), and income from COVID-related concessions, (ii) impairment losses, (iii) non-cash stock-based compensation expense, (iv) non-recurring public company readiness costs, and (v) provision for tax risks that are non-income tax related. See slide 34 for 31 reconciliation of EBITDA and Adjusted EBITDA to their most directly comparable IFRS financial measurse. 2. Net Cash used in Operating Activities in the IFRS Consolidated Statement of Cash Flows.

Summary Capitalization Table (in $m) 1 Cash $74.4 Notes: * $172.7 Corporate Debt Maturity Outstanding balance of convertible notes reflects nominal amount. The pro-forma financial statement 2026 $147.5 New Senior Unsecured Convertible Notes reflects these and their related derivatives at fair value 2027 $21.4 Part of a $50m facility with the Inter-American Latin American Development Bank Financing Investment Corporation 2023 - 2027 $3.8 Other Corporate Debt Other Corporate Debt includes Panama bank debt and PPP USA loans Real estate partner loans refer to the loans * 2026 - 2040 Real Estate Partner Loans $92.2 associated with the hotel conversions funded by local partners * $449.4 Lease Liabilities 2 As of 31 December 2022 Total Shares Outstanding 97,865,777 * As of June 30, 2022, pro forma for the deSPAC transaction, as referred to in our F1. 1. Represents the company's estimated cash position as of June 30, 2022 as shown in its pro-forma condensed combined financial statements included in its registration statement on Form F-1 filed with the Securities and Exchange Commission on November 30, 2022. This figure does not represent the current cash position of the company as it does not take into account, among other things, operating expenses, capital expenditures and certain transaction costs payable since the closing of the business combination. 32 2. This figure excludes the 18,516,495 outstanding public, private and convertible note warrants that have been issued, 13,595,652 potential shares that could be issued in connection with the convertible note, shares that may be issued in connection with the restructuring of certain liabilities into equity, and shares that may be issued under the company's employee equity incentive plans.

Access to Additional Liquidity Selina is considering various options to opportunistically secure additional financing, improve its overall capital structure and cash flows Objective Initiative Restructuring of certain liabilities into equity Reduce debt and leverage Modify existing convertible note terms Reduce interest expense Ability to draw under remaining portion of $50 million loan facility in place with Inter- Access to low cost financing American Investment Corporation Utilize equity lines of credit to opportunistically draw capital Increase cash Reduce overhang and simplify Strategically consider extinguishing existing warrants off the cap table capital structure Work with landlords to restructure rent or shift to variable instead of fixed Reduce rent expense Evaluate strategic alternatives for non-core assets including Remote Year, Winks, SIMs Increase cash, reduce expenses 33

IFRS Net Loss to Non-IFRS Adjusted EBITDA Reconciliation ($m) FY 2020 FY 2021 9M 2021 9M 2022 IFRS Net Loss (139.3) (185.7) (159.1) (146.5) Add (deduct): Income taxes 2.3 2.8 0.7 0.7 (1) Finance costs, net 54.7 102.8 118.1 102.2 D&A 21.6 31.2 21.7 22.5 EBITDA (60.8) (48.8) (18.6) (21.0) Non-operational income, net (5.1) (1.1) (1.6) (2.4) Impairments 19.7 11.2 3.1 5.3 Stock-based compensation expense 2.4 6.2 4.5 9.5 Non-recurring public company readiness costs 0.0 3.3 1.2 2.6 Provision for tax risks (non-income tax related) 0.0 3.5 0.0 0.0 Adjusted EBITDA (43.8) (25.7) (11.4) (6.0) ($m) FY 2021 9M 2022 Net cash used in operating activities (30.7) (11.2) Purchases of property, plant and equipment (14.4) (16.1) 1. Finance costs, net includes interest expense on loans, leasing arrangements, unrealized foreign exchange losses on these liabilities, mark-to-market of financial liabilities related to the convertible instrument and, in 2021, loss on extinguishment of debt. Purchases of intangible assets (2.3) (2.0) 34 Free Cash Flow (47.4) (29.3)